Filed by Tutogen Medical, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Regeneration Technologies, Inc.
Commission File No.: 0-31271

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Tutogen’s anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Tutogen’s agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Tutogen’s public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Tutogen’s S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Tutogen’s website at www.tutogen.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is RTIX - TTG Merger Announcement Investor Conference Call Script.

11/13/07

RTIX – TTG Merger Announcement

Investor Conference Call Script

Wendy

Good morning. Thank you for joining us. On this conference call we will discuss today’s announcement of the merger agreement between Regeneration Technologies and Tutogen Medical. We will hear from Brian Hutchison, chairman, president, and CEO, and Tom Rose, vice president and chief financial officer, both of RTI, as well as Guy Mayer, president and CEO of Tutogen.

Before we start, let me make the following disclosure about forward-looking statements: The earnings and other matters we will be discussing on this conference call will involve statements that are forward-looking. These statements are based on our management’s current expectations, but they are subject to various risks and uncertainties associated with our lines of business and with the economic environment in general.

Our actual results may vary from any statements concerning our expectations about future events that are made during the course of this meeting, and we make no guarantees as to the accuracy of these statements. Accordingly, we urge you to consider all information about the company and not to place undue reliance on these forward-looking statements.

Now I will turn the call over to Brian Hutchison.

Brian Hutchison:

Good morning everyone.

As you saw in our

press release earlier today,

the boards of directors

for both Regeneration Technologies

and Tutogen Medical

have approved a definitive agreement

to combine the two companies.

By combining our companies,

we will create the leading provider

of sterile biologic solutions

for patients around the world,

reaching a broad range of markets

with a diversified mix of implants

and distribution channels.

The merger will be a tax-free,

stock-for-stock exchange,

with Tutogen shareholders receiving

1.22 shares of newly issued

RTI common stock

in exchange for each share

of Tutogen common stock they own.

Importantly to our shareholders,

the merged company

will benefit from

cost synergies and

enhanced opportunities

for revenue growth

and increased profitability.

The combined company

will be headquartered here

in Alachua, Florida.

We will have approximately 750 employees

with facilities in the United States,

Germany

and France.

I will serve as

the Chairman and CEO

of the combined company,

while Guy Mayer will be president,

focused on international activities

and sales and marketing.

He will also join the board of directors.

Tom Rose will serve as

Vice President,

CFO and Secretary,

and Bob Johnston will serve as

Vice President of Finance

of the combined company.

The board of directors

for the combined company

will be comprised of

all 7 directors from the RTI board,

plus 5 directors from Tutogen’s board,

bringing the total board

to 12 directors –

including Guy and myself.

In compliance with

regulatory requirements,

RTI and Tutogen will remain

separate and independent companies,

and joint activities

between the two companies

will be restricted

until the completion

of the transaction.

Specific transition details

will be made available at a later time.

{pause}

The decision to merge

is one that has been made

based on careful consideration

by both entities.

We believe this union

will have a positive impact

on our ability

to honor donations

and to serve more surgeons

and patients around the world.

We will reach a broad range of markets

with a diverse mix of implants

and distribution channels.

We believe this merger

is in the best interest

of our shareholders.

I’d like to communicate

the rationale behind this merger

and to provide some of the early details

on what this news means to you.

{pause}

The merger will combine

RTI’s expertise for

science, safety and innovation

in biologics for orthopedics

with Tutogen’s leadership

in sterile biologic implants

for dental, hernia,

and other specialty surgeries.

Specific benefits of the merger include:

•	The diversification of our markets;

•	A balanced distribution model with reduced concentration risk;

•	The combination of two strong recovery networks;

•	Accelerated growth of all xenograft products; and

•	The expansion of our distribution and marketing team.

Let’s go through each of these.

For the first nine months of 2007,

almost half of RTI’s revenues

were concentrated in spine,

with another 25 percent

represented in sports medicine.

Revenues in our other core businesses –

bone graft substitutes

and general orthopedics –

have been growing year over year.

Tutogen implants address several markets

where RTI currently has no representation,

such as dental,

hernia repair,

and surgical specialties including

urology,

obstetrics/gynecology,

breast reconstruction,

ophthalmology

and ENT markets.

The combined company will benefit

from this diversified revenue base

and reach more patients

across numerous markets.

We will be very competitive

with sterilized implants

in both orthopedics

and membrane-based implant lines,

representing a range of markets

that have strong growth.

{pause}

With the diversity of markets

also comes enhanced diversity

of distributors.

RTI has worked hard

over the last 18 months

to bring on new distributors

to reduce our concentration risk

of having one dominant partner.

We now have an array

of market-leading distributors

including Medtronic,

Stryker, Orthofix,

Wright Medical, Exactech

and Zimmer, among others.

Distributors of Tutogen’s implants

include Zimmer Dental

and Zimmer Spine,

as well as Davol – a subsidiary of C.R.Bard,

Mentor, Coloplast and IOP.

The combined company’s

distribution agreements

will create a more balanced mix

of strong distributors and implant lines.

{pause}

To meet the needs

of the surgeons and patients

in all of the implant segments,

we must first honor the donations

that make these implants possible.

The combined company

will bring together

one of the most extensive

U.S. tissue recovery networks

with the leading international

tissue recovery network.

This will enable

the combined company

to honor the gift of donation

and help recipients

both in the U.S.

and around the world.

{pause}

Let me turn the call

over to Guy

to discuss the benefits

for international

and xenograft businesses

of the combined company.

Guy Mayer:

Thank you Brian.

Before I begin,

I do want to express

how enthusiastic we are at Tutogen

for this next stage of growth.

We have worked hard

over the past few years

to realign our company

and our product lines.

We have brought together

a strong management team

to lead our company –

a management team that is committed

to the success of this new company.

We have also optimized

our distribution channels

through a series of

new distribution relationships,

which sets the stage

for significant growth in markets

using tissue membrane products,

as well as other musculoskeletal tissues.

Our membrane-based implants

in particular are an exciting area of growth.

Dermis, pericardium

and fascia-based products

are prevailing over synthetic alternatives,

and the combined company can leverage

our Tutoplast sterilization process

which is especially suited

to processing these

membrane-type tissues.

We have a great deal of respect

for what Brian and his team

have done at RTI,

and we believe there is

a compelling fit between our businesses.

On the call this morning

I would like to discuss

two areas where

the synergies between our companies

should provide growth rates

in excess of what

our separate companies

are currently achieving.

This merger creates

a significant opportunity

to bring together

the two companies’

xenograft products and technologies.

Tutogen has more than

10 years of experience

in gathering clinical data

and distributing xenograft implants

internationally.

The addition of RTI’s portfolio

of xenograft implants –

with approvals in both Europe and the U.S. –

together with Tutogen’s

experienced distribution network,

the combined company can achieve

significant growth in xenograft revenues

and quickly expand the uses

of xenograft implants

throughout orthopedics.

The combined distribution

and marketing team

is highly complementary

and should provide for

significant cross distribution opportunities.

RTI has put into place

a world-class sports medicine

direct distribution network

in the U.S.,

while Tutogen has

one of the strongest international distribution networks in the world focused on biologics,

headquartered in Germany

with a subsidiary in France.

This distribution channel,

with over 40 distributors,

will help us optimize

all of our combined implant lines

outside the U.S.

Tutogen also has

a leading international recovery network,

which the combined company

will process to meet the needs

of the international community

first and foremost.

On the occasions

where international needs are met

and tissue can be used

to meet the vast needs in the U.S.,

tissue from those donors

must go through individual FDA scrutiny,

which exceeds and is in addition to

the high level of screening required

for domestic-based donations.

Additionally,

all donations accepted

by the combined company

will meet our strict,

science-based donor criteria,

as well as be subjected to additional,

validated sterilization

and safety processes

before distribution.

Finally, we can leverage

our new 33,000 square foot

German processing facility,

completed this year,

and the knowledge we have gained

from numerous regulatory approvals

of the facility and products.

The combination

of our international recovery network,

along with both companies’

U.S. recovery networks,

will help us meet the tissue needs

of our distributors and surgeons

for many years to come.

For the domestic market

both companies have demonstrated

accelerated growth during this past year

in a number of key medical specialties

that we serve.

The opportunity to

significantly increase

key tissue availability

for the sports medicine,

hernia repair

and breast reconstruction markets

will certainly continue to fuel

our strong established growth rates.

We have little to no overlap

in the markets we serve

and we look forward to

working with our distribution partners

with the enhanced capabilities

that come with this combination.

I will now turn the call

over to Tom Rose

to discuss terms of the agreement

and financial considerations.

Tom…

Tom Rose:

Thank you Guy.

As Brian mentioned earlier, under the terms of the agreement, Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own.

Based on RTI’s closing stock price of $10.54 per share on November 12th, 2007, this represents a value of $12.86 per Tutogen share, or an aggregate equity value of about $263 million dollars.

Upon completion of the merger, RTI stockholders will own approximately 55 percent of the combined company and Tutogen stockholders will own 45 percent of the company, on a diluted basis.

Available synergies include approximately $5 million to $6 million of identified cost savings, when fully realized, and potential revenue enhancement opportunities.

We expect substantial savings to come from the reduction of public company costs, duplicative facility and laboratory testing fees, redundant insurance costs, and reduced advisory, legal and accounting fees.

We also expect significant revenue enhancement opportunities as the combined company maximizes the tissues that we process. Such opportunities were reflected in the sourcing agreements we entered into in November of 2006 when RTI began supply Tutogen membrane tissues from its recovery network and Tutogen began supplying tendons to RTI from its recovery network.

Since the combined company will have a much larger and more diversified portfolio of implants and processing methodologies great opportunities will result to improve yields from tissue processed.

The combined company is expected to have a strong balance sheet with more than $30 million in cash at December 31st, 2007 and generating a positive cash flow. Neither company has significant amounts of debt.

We expect the merger to be accretive to RTI’s 2008 GAAP earnings per share, excluding the one-time, transaction-related adjustments and costs.

In connection with the transaction, Lehman Brothers is acting as financial advisor to RTI and Fulbright & Jaworski is legal counsel. Cowen and Company is acting as financial advisor to Tutogen and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo is legal counsel.

I will now turn the call back over to Brian.

Brian Hutchison:

Thanks Tom.

In closing,

let me say how enthusiastic

both companies are

about the benefits

and synergies

that can be achieved

through this union.

Our strength in innovation

and leadership in the orthobiologics markets

will blend with Tutogen’s

strength in the tissue membrane markets

and their expertise in xenograft applications.

As I mentioned in today’s release,

it is easy to see

how these two companies fit together

to become a global leader

in providing sterile biological solutions

to patients around the world.

Both companies have

a strong commitment to safety

and sterilization of biologic implants,

a strong sense of responsibility

to honor donor families

and help recipients,

and a culture of investment

to innovate

and meet the growing needs

of the medical community.

Today, we are launching

a special web portal

to keep all of our audiences

apprised of the latest information

on this merger.

You can link to the portal

from the home page of our website –

simply click on the

“RTI – Tutogen Merger” icon.

We hope to see many of you

tomorrow at the Stephens Conference,

held at the Palace Hotel

in New York.

I will be presenting

for RTI in the morning.

A link to the RTI presentation

is available on our website

at www.rtix.com.

Guy will be presenting for Tutogen

in the afternoon.

Additionally, both companies

will be webcasting

a joint luncheon presentation

tomorrow

that will be available

on our website as well.

At this time let’s open it up to questions.

{After Q&A}

Thank you all for joining us today, we look forward to seeing many of you in New York.